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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                               RIVIANA FOODS INC.
                            (Name of Subject Company)


                               RIVIANA FOODS INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    769536103
                      (CUSIP Number of Class of Securities)



                              JOSEPH A. HAFNER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               RIVIANA FOODS INC.
                               2777 ALLEN PARKWAY
                                HOUSTON, TX 77019
                                 (713) 529-3251

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)


                                   COPIES TO:

                                 MARCUS A. WATTS
                            LOCKE LIDDELL & SAPP LLP
                            3400 JPMORGAN CHASE TOWER
                                600 TRAVIS STREET
                              HOUSTON, TEXAS 77002
                                 (713) 226-1408


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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                                                     Filed by Riviana Foods Inc.
                                                          Pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934


                                             Subject Company: Riviana Foods Inc.
                                                    Commission File No.: 0-25294



For immediate release

RIVIANA FOODS ANNOUNCES AGREEMENT TO BE ACQUIRED BY EBRO PULEVA
FOR $25.75 PER SHARE

         Houston, Texas (July 23, 2004)-- RIVIANA FOODS INC. (NASDAQ/NMS: RVFD) announced today that its Board of Directors has approved an Agreement and Plan of Merger by which Riviana will be acquired by Ebro Puleva, S.A., headquartered in Madrid, Spain. Under the terms of the Merger Agreement, Ebro Puleva will pay $25.75 per share for each Riviana share in a transaction valued at approximately $380 million.

         "Over the past 94 years, Riviana has built brands that have become some of the most recognized names in rice in the United States," said Frank A.Godchaux III, Riviana's Chairman. "Now, we look forward to joining forces with Ebro Puleva to become a global business, creating one of the most dynamic rice companies in the world."

         "Riviana and Ebro Puleva are rice volume leaders in the U.S. and Europe, respectively," said Joseph A. Hafner, Jr., President and CEO of Riviana. "By joining our complementary businesses, the combined organization will be able to compete more effectively and grow more rapidly."

         "Riviana and Ebro Puleva have a successful long standing relationship as joint venture partners in Europe," said Antonio Hernandez Callejas, Chief Executive Officer of Ebro Puleva. "We know the management of Riviana well and respect their business philosophy. Through this acquisition we are particularly pleased to enter the American markets with strong brands and leading market positions and we look forward to working together with the Riviana team to expand the business with new products and new distribution opportunities in key new markets."

         The transaction will be structured as a cash tender offer by Ebro Puleva for all Riviana shares at a price of $25.75 per share. Following successful completion of the tender offer, any remaining shares of Riviana will be acquired in a cash merger at the same price. Shareholders

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holding approximately 51 percent of the outstanding Riviana shares have entered into a Stockholder Agreement pursuant to which they have agreed to tender their shares pursuant to the tender offer.

         The tender offer will also be subject to regulatory approvals and other customary conditions, including at least 66-2/3 percent of the outstanding Riviana shares, on a fully diluted basis, being validly tendered and not withdrawn. The offer will commence no later than July 30, 2004, and will expire no later than October 31, 2004.

         Goldman, Sachs & Co. acted as exclusive advisor to Riviana.


                               NOTICE TO INVESTORS

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Riviana described in this announcement has not commenced. At the time the offer is commenced, Ebro Puleva will file a tender offer statement with the Securities and Exchange Commission, and Riviana will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be made available to Riviana shareholders at no expense to them. In addition, all of these documents (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's website at www.sec.gov.


         Ebro Puleva, S.A. is the leading Spanish food group, with interests in sugar, dairy and rice products. Its brands include Puleva(R) dairy products, Azucarera(R) sugar, and the Cigala(R), Brilliante(R) and Nomen(R) rice brands.

         Based in Houston, Texas, Riviana Foods Inc. is one of the largest processors, marketers and distributors of branded and private label rice products in the United States. Principal brands include MAHATMA(R), Carolina(R) and SUCCESS(R). The Company has additional food operations in Central America and Europe. Visit our website at www.riviana.com.

         This press release includes forward-looking statements under the rules of the Securities and Exchange Commission. Although the Company believes that the expectations reflected in these statements are based upon reasonable assumptions, Riviana can give no assurance that these expectations will be achieved.

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